EXHIBIT 99.4

CHAPARRAL ENERGY, INC. 2019 LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD NOTICE
3-YEAR PERFORMANCE AND TIME-BASED VESTING

You, the Participant named below (“Participant”), have been awarded the following award of Restricted Stock Units (the “RSUs”) and associated Cash Dividend Rights on the terms and conditions set forth below and in accordance with the Restricted Stock Unit Award Agreement to which this Restricted Stock Unit Award Notice is attached (the “Agreement”) and the Chaparral Energy, Inc. 2019 Long-Term Incentive Plan (the “Plan”):

Participant Name:	________________________________
Number of Target RSUs Awarded:
________________________________. The number of “Earned RSUs” that determines the number of shares of Common Stock that will be deliverable or used to calculate the cash amount payable with respect to the Target RSUs will range from 0% to 150% of the number of Target RSUs.

Award Date:	________________________________
Annual Performance Periods:
Twelve month period ending _____ (the “First Annual Performance Period”)

Twelve month period ending _____ (the “Second Annual Performance Period”)

Twelve month period ending _____ (the “Third Annual Performance Period”)

Vesting Schedule:
The RSUs and Cash Dividend Rights will be subject to a restricted period (the “Restricted Period”) that will commence on the Award Date and end on the last day of the Third Annual Performance Period. During the Restricted Period, the RSUs and Cash Dividend Rights will be subject to the restrictions described in the Agreement, provided, however, that the restrictions will be removed (and such RSUs and Cash Dividend Rights will “vest”) as to:

(i) a percentage, determined by the Committee for the First Annual Performance Period, of one third (1/3) of the Target RSUs (or if such fraction results in a number of RSUs that includes a fraction, then the next lower whole number of RSUs) and related Cash Dividend Rights on the last day of the First Annual Performance Period, provided Participant is in the continuous employ or service of Chaparral Energy, Inc. (“Chaparral”) or an Affiliate until such date;

(ii) a percentage, determined by the Committee for the Second Annual Performance Period, of an additional one third (1/3) of the Target RSUs (or if such fraction results in a number of shares that includes a fraction, then the next lower whole number of shares) and related Cash Dividend Rights on the last day of the Second Annual Performance Period, provided Participant is in the continuous employ or service of Chaparral or an Affiliate until such date; and

(iii) a percentage, determined by the Committee for the Third Annual Performance Period, of the remaining Target RSUs and related Cash Dividend Rights on the last day of the Third Annual Performance Period, provided Participant is in the continuous employ or service of Chaparral or an Affiliate until such date.

Please note that this Restricted Stock Unit Award Notice serves as your notice of the Award and is for your personal files. You are not required to sign and return any documents. You will be deemed to accept the Award unless you promptly notify the human resources department of Chaparral in writing that you reject the Award. By accepting this Award, you are agreeing to be bound by the terms of this Restricted Stock Unit Award Notice, the Agreement and the Plan.

CHAPARRAL ENERGY, INC.

CHAPARRAL ENERGY, INC.
2019 LONG-TERM INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

This Restricted Stock Unit Award Agreement (“Agreement”), made and entered into as of the Award Date (as set forth on the Restricted Stock Unit Award Notice), is by and between Chaparral Energy, Inc., a Delaware corporation (“Chaparral”), and the Participant named in the Restricted Stock Unit Award Notice (“Participant”) pursuant to the Chaparral Energy, Inc. 2019 Long-Term Incentive Plan (the “Plan”).

1.    Definitions. For purposes of this Agreement:

(a)    “Actual Vesting Date” means the Vesting Date or, if earlier, the date on which the RSUs and Cash Dividend Rights vest pursuant to this Agreement and the provisions of the Plan, including terms providing for earlier vesting in certain circumstances.

(b)    “Earned RSUs” means the RSUs that have been earned by Participant for an Annual Performance Period as a percentage of the Target RSUs, as determined in accordance with Section 4 below.

(c)    “Peer Group” means the group of companies consisting of each of the companies selected by the Committee in its sole and absolute discretion prior to the beginning of the applicable Annual Performance Period; provided, in the event any such company ceases to exist, ceases to file public reports timely with the U.S. Securities and Exchange Commission with respect to the applicable Annual Performance Period or merges or combines with any other entity that, in the determination of the Committee makes such combined company not comparable for use as part of the Peer Group, the Committee in its sole discretion may continue to include or exclude such company in the Peer Group, but in no event may substitute any other company in its place as part of the Peer Group. For this purpose, a company will not be considered to cease to be in existence merely on account of a name change, internal restructuring or reorganization, or similar event, if the company (or its successor) continues as substantially the same business following the change or event.

(d)    “Total Stockholder Return” for Chaparral and for the other Peer Group companies will be determined on the basis of the total investment performance that would have resulted at the end of the applicable Annual Performance Period from investing $100 in the common stock of Chaparral and each of the other companies in the Peer Group, using a beginning stock price and an ending stock price equal to the average of the high price and the low price for the first trading day and the last trading day of such period, respectively, and with all dividends reinvested.

(e)    “Vesting Date” means the date the restrictions applicable hereunder to a portion of RSUs and Cash Dividend Rights are removed in accordance with the Vesting Schedule set forth in the Restricted Stock Unit Award Notice.

2.    Award of RSUs. Effective as of the Award Date, Chaparral hereby awards to Participant, and Participant hereby accepts, an award (“Award”) of RSUs and Cash Dividend Rights described in Section 2 below on the terms and conditions and subject to the restrictions, including forfeiture, set forth in this Agreement, the Restricted Stock Unit Award Notice and the Plan. Each RSU represents the right to receive a number of shares of Common Stock or a cash payment equal to the Fair Market Value of such number of shares of Common Stock as of the Actual Vesting Date, as determined by the Committee in its sole and absolute discretion and subject to the fulfillment of performance and vesting conditions and other conditions described in this Agreement. The actual number of shares of Common Stock, if any, that become issuable or used to calculate the cash amount payable with respect to an RSU will be determined in accordance with Section 4 below.

3.    Cash Dividend Rights. In the event that, prior to the Actual Vesting Date, Chaparral declares and pays any cash dividends or distributions in respect of its outstanding shares of Common Stock, the Cash Dividend Rights entitle Participant to receive, on the Actual Vesting Date, an additional payment in cash equal to the total amount of cash dividends and distributions paid by Chaparral with respect to a share of its Common Stock during the period beginning on the Award Date and ending on the Actual Vesting Date multiplied by the number of Earned RSUs, without interest or adjustment for the passage of time from the date of any such cash dividend. For the avoidance of doubt, no Cash Dividend Rights will result from declared but unpaid dividends.

4.    Vesting and Forfeiture/Payment.

(a)    The RSUs and Cash Dividend Rights will be subject to restrictions during the Restricted Period in accordance with the Vesting Schedule set forth in the Restricted Stock Unit Award Notice. Until the Actual Vesting Date, the RSUs and Cash Dividend Rights are subject to being forfeited by Participant.

(b)    As soon as practicable (but in no event later than 15 days) following the applicable Vesting Date, the Committee must determine a payout percentage in accordance with the schedule below. The payout percentage determined in accordance with the schedule below will be based on Chaparral’s Total Stockholder Return relative to the Total Stockholder Return of the companies in the Peer Group, all determined as of the end of the applicable Annual Performance Period.

Chaparral’s Total Stockholder Return Relative to Peer Group Companies	Payout Percentage
75th percentile or above 50th percentile 25th percentile Below 25th percentile	150% 100% 50% None

If the percentile level of Chaparral’s Total Stockholder Return is between two levels indicated on the foregoing schedule, the payout percentage under such schedule will be determined on the basis of a straight-line interpolation between such levels. Such payout percentage will be multiplied by the number of Target RSUs vesting on the applicable Vesting Date to determine the number of Earned RSUs, provided, however, that if the product is a fraction, then the number of Earned RSUs will equal the next lower whole number of RSUs. The actual number of shares of Common Stock, if any, that become issuable or used to calculate the cash amount payable will equal the amount of Earned RSUs.

(c)    As soon as practicable (but in no event later than 45 days) following the Actual Vesting Date, Chaparral will (i) in settlement of the vested RSUs (A) deliver to Participant a number of shares of Common Stock equal to the number of Earned RSUs in book entry form free of restrictions or (B) make a lump sum cash payment to Participant in an amount equal to the Fair Market Value of one share of Common Stock as of the Actual Vesting Date multiplied by the number of Earned RSUs, such form of settlement to be determined by the Committee in its sole and absolute discretion, and (ii) make a lump sum cash payment to Participant of any accumulated cash dividends or distributions payable under the related vested Cash Dividend Rights. Notwithstanding the foregoing provisions of this Section, in the event that the Committee determines that making all or a portion of a cash payment under this Section would jeopardize the ability of Chaparral to continue as a going concern, the Committee may delay such payment or portion thereof until the making of the payment or portion thereof would no longer have such effect. The Award will cease to be outstanding upon the earlier of forfeiture or upon settlement of the Award.

(d)    Immediately after termination of Participant’s employment or service with Chaparral and its Affiliates, all RSUs and Cash Dividend Rights that have not by that time become vested and do not become vested as of such date pursuant to the Restricted Stock Unit Award Notice and this Agreement or the applicable provisions of the Plan will be forfeited, and neither Participant nor any of his or her heirs, beneficiaries, executors, administrators or other personal representatives will have any rights whatsoever in and to any of the forfeited RSUs or Cash Dividend Rights.

5.    No Rights As Stockholder. The Award is not an equity interest in Chaparral and will not entitle Participant to any voting rights, rights upon liquidation or other rights of stockholders of Chaparral.

6.    Withholding Taxes. Chaparral and its Affiliates will, to the extent permitted by law, have the right to deduct from any payments made hereunder, including withholding shares of Common Stock, any federal, state or local taxes required to be withheld on account of amounts payable hereunder.

7.    Effect on Employment or Services. Nothing contained in the Plan or in this Agreement will confer upon Participant any right with respect to the continuation of his or her employment by or service with Chaparral or an Affiliate, or interfere in any way with the right of Chaparral or an Affiliate, (subject to the terms of any separate agreement to the contrary) at any time to terminate such employment or service or to increase or decrease the compensation of Participant from the rate in existence at the date of this Agreement.

8.    The Plan and Restricted Stock Unit Award Notice. The terms and provisions of the Plan and the attached Restricted Stock Unit Award Notice are hereby incorporated into this Agreement as if set forth herein in their entirety. In the event of a conflict between any provision of this Agreement and the Plan, the provisions of the Plan will control. Capitalized terms used in this Agreement and not otherwise defined in this Agreement or the Restricted Stock Unit Award Notice will have the respective meanings assigned to such terms in the Plan.

9.    Assignment/Transferability. Chaparral may assign all or any portion of its rights and obligations under this Agreement. The Award and the rights and obligations of Participant under this Agreement may not be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of by Participant other than by will or the laws of descent and distribution.

10.    Binding Effect/Governing Law. This Agreement will be binding upon and inure to the benefit of (i) Chaparral and its successors and assigns, and (ii) Participant and his or her heirs, devisees, executors, administrators and personal representatives. This Agreement will be governed by and construed in accordance with the internal laws (and not the principles relating to conflicts of laws) of the State of Delaware, except as superseded by federal law.

11.    Funding. The Award is unfunded. Participant’s right to receive payment hereunder will be no greater than the right of an unsecured creditor of Chaparral and Participant will not have any rights in or against specific assets of Chaparral.

12.    Code Section 409A. The Award is intended to be exempt from Section 409A of the Code and any ambiguities herein will be interpreted, to the extent possible, in a manner consistent therewith. Notwithstanding the preceding, no person connected with this Agreement in any capacity, including without limitation Chaparral and any person affiliated with Chaparral and their respective directors, officers, agents and employees, makes any representation, commitment or guarantee that any tax treatment, including without limitation federal, state and local income, estate and gift tax treatment, will be applicable with respect to the Award.